Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Regulatory Operations
General Counsel

August 24, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on August 24, 2022 The Nasdaq Stock Market (the "Exchange") received from Mobilicom Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing 275 Ordinary Shares, no par value per share
Ordinary Shares, no par value per share*
Warrants to purchase one American Depositary Share

* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi